UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2023	2

The financial information related to January-March 2023 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”, page 21 of this document).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
Link to detailed financial and operational data: click https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx

Results presentation
The management will host a webcast (click here) to discuss the results at 10:00am CET on 11th May 2023.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q1 2023 Financial Results                       11th May 2023
A strong start to 2023

Highlights
•Confirming positive trends in core markets. Spain growing service revenue for second Q in a row, commercial momentum despite tariff upgrades and sequential improvement in OIBDA y-o-y. Vivo in Brazil remains leading mobile contract and fiber, while revenue and OIBDA accelerated trend y-o-y organic. In Germany, good progress in 5G, ~90% pop. by YE 23, while customer service was awarded a “very good” rating in Connect's hotline test. In the UK, VMO2 continues with its customer momentum and organic revenue growth improvement y-o-y. T. Tech delivers again double-digit revenue growth, whereas T. Infra remains focused to deliver the network roll out of the FiberCos. T. HispAm striving for self-sustainability and modulated its exposure to the region (-28% reduction in capital invested since Dec-19). At Group level, Open Gateway initiative presented during MWC ’23, a joint effort for leading Telcos under GSMA sponsorship. Relevant regulatory issues open to revision, including in-market consolidation in Spain (ORA/MM) and OTT contribution to network investment (consultation open at EU level). Group gaining financial flexibility, whilst optionality remains open for several assets.
•Sustained commercial momentum; building long term trust relationships with customers (NPS, churn).
◦Total accesses +4% y-o-y; fibre +16%; mobile contract +7%
◦5G coverage increasing (Spain 85% pop; Germany >82%; UK >2.1k towns and cities, and Brazil 58 cities)
•Shutdown of all copper exchanges in Spain as part of full migration to fibre by April 2024.
◦Reducing the environmental impact of the fixed network by up to 94% in Spain
•Revenue growth ramping-up.
◦All business lines growing, reported and organic
◦Organic +4.9% y-o-y and reported +6.7% y-o-y; +1.0 p.p. and +1.3 p.p. vs Q4 22
◦Very strong B2B revenue performance (+9.0% organic)
◦Service revenue growing +4.2% organic on pricing actions
•Delivering resilience through proactive management of efficiencies.
◦Steady OIBDA growth (+1.1% organic) despite inflationary pressures
◦Third consecutive quarter of underlying OIBDA growth (+2.4%)
•Cash conversion and smart capital allocation.
◦OIBDA-CapEx +2.1% organic
◦CapEx to Sales organic ratio at 11.3%
•Continued reduction in net financial debt and leverage to €26.4bn (ND/OIBDAaL 2.51x), despite FCF seasonality.
•Conservative approach to debt refinancing; >80% of debt at fixed rates; maturities covered over the next three years; average debt life at 13.2 years; liquidity position of €21.4bn.

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"We have made a strong start to the year despite ongoing challenges. We continue to execute on our strategic plan and delivered another quarter of accelerated revenue growth, both in reported and organic terms. We have achieved steady organic OIBDA growth driven by top-line growth and efficiencies. As such, we are well on track to meet our 2023 financial guidance and I am pleased to confirm our dividend for 2023.
We continue to prioritise our investments towards growth opportunities, and we are very satisfied that as a group we have left behind capital intensity peak. From a capital structure standpoint, our net debt continues to decline and is now lower than in Dec-22, which demonstrates the financial strength and the cash generation of the business.
We have made good progress on our strategy during the quarter and capitalise on the opportunities we have in front us. Both from a regulatory point of view, especially in Europe, and from new industry initiatives like Open Gateway.
Finally, in our mission to help to decarbonise the economy through digitalisation, we are close to completing our full migration to fibre in Spain by April 2024, with the potential to reduce the overall environmental impact of the fixed network by 94%".

Outlook
January-March 2023 Group results on track to meet FY 2023 guidance, with performance in the first quarter fully in line with management expectations. Financial targets for 2023 are as follows (organic1):
•Revenue +4.9% y-o-y organic in Q1 23 vs. 2023 target of "low single digit growth".
•OIBDA +1.1% y-o-y organic in Q1 23 vs. 2023 target of "low single digit growth".
•CapEx to sales ratio of 11.3% organic in Q1 23 vs. 2023 target of around 14%.

Shareholder remuneration confirmed
•The second tranche of the 2022 dividend of €0.15 per share in cash to be paid the 15th June, 2023.
•2023 cash dividend of €0.30 per share will be paid the 14th Dec-23 (€0.15 per share) and in June 2024 (€0.15 per share). For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM.
•Reduction of share capital through the cancellation of the Company’s own shares (24,779,409) in April 2023.

1     Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2022 (average in 2022). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Telefónica Group Main KPIs

	Q1 23
	Reported (€m)	Reported y-o-y % Chg

Revenue	10,045	6.7
OIBDA	3,121	(2.4)
OIBDA underlying	3,145	2.4
Net Income	298	(57.9)
FCF (incl. leases principal payments)	454	(11.6)
Net Financial Debt ex-leases	26,443	(3.5)

	Q1 23
	Reported + 50% VMO2 (€m)	Organic y-o-y % Chg

Revenue	11,497	4.9
OIBDA	3,634	1.1
OIBDA - CapEx (ex- spectrum)	2,320	2.1

	March 23 (thousands)	y-o-y % Chg
Total Accesses	383,582	4.1
o/ w FTTH	14,768	16.3
o/ w Contract	126,547	6.8
o/ w Pay TV	10,457	(4.5)
o/ w Wholesale	26,297	6.5

Breakdown Main Financials

	Q1 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg
Revenue	10,045	6.7
Telefónica España	3,088	0.3	0.3
Telefónica Deutschland	2,101	8.0	8.0
Telefónica Brasil	2,282	17.5	12.1
Telefónica Hispam	2,238	4.1	1.6
Other companies & eliminations	336	14.6	15.9
Revenue + 50% VMO2	11,497		4.9
VMO2 (100%)	2,947	(1.4)	3.9
OIBDA	3,121	(2.4)
Telefónica España	1,116	(1.7)	(1.7)
Telefónica Deutschland	621	1.7	1.7
Telefónica Brasil	924	14.8	9.5
Telefónica Hispam	409	(31.6)	(3.9)
Other companies & eliminations	53	2.1	(23.7)
OIBDA + 50% VMO2	3,634		1.1
VMO2 (100%)	1,020	(7.3)	1.4
CAPEX (including spectrum)	1,049	3.1
Telefónica España	342	15.4	8.6
Telefónica Deutschland	246	(7.2)	(7.2)
Telefónica Brasil	303	(6.4)	(10.3)
Telefónica Hispam	128	10.5	0.7
Other companies & eliminations	30	81.5	80.5
CAPEX (including spectrum) + 50% VMO2	1,334		(0.7)
VMO2 (100%)	571	(5.8)	1.3

Operational, infrastructure and IT performance
The Group’s accesses base rose +4% y-o-y to 383.6m in Mar-23, with FTTH and mobile contract growing +16% and +7% respectively.
Telefónica continues to advance in its transformation to remain a technological leader. The new digital world goes through our network. The acceleration of the FTTH and 5G deployment as well as the retail copper service switch-off in Spain targeted for April 2024 remain our focus. This transition brings greener technologies; FTTH is 85% more efficient in energy consumption than copper and 5G is 90% more energy efficient than 4G per unit of traffic. At the same time, the environmental impact per PB is 18x lower in FTTH vs copper and 7x in 5G vs 4G.
We are leaders in fibre (optimal carrier for the next 50 years XGS-PON ready). Total UBB PPs +4% y-o-y to 168.9m (Mar-23) and FTTH PPs +15% y-o-y to 66.6m, expanding our footprint and optimising CapEx and returns.
5G is available in our core markets. 5G stand-alone is already launched in Brazil and it will be launched in UK, Germany and Spain in 2023. 5G coverage stands at >2,100 towns and cities in the UK, >82% population in Germany, 85% in Spain and 58 cities in Brazil. LTE covers 90% pop. (99% in Europe and 87% in Latam), +3 p.p. y-o-y.
During 2023, the commercial rollout for the Open Broadband project is expected to start in Brazil, as well as the lab tests in the rest of the markets. Our Device Development Center manufactured 51m CPEs, out of which 13.5m are HGUs (installed for the 95% of our FTTH customers), and we have started the deployment of its evolution incorporating WiFi6 (which provides 25% more coverage, x3.5 speed, 40% more capacity for simultaneous devices). On top of our in-house CPEs, we create a differential value proposition with new services owned and from third parties via Open APIs.
5G network flexibility is underpinned by cloud environments supporting on-demand Virtual Network Functions (VNF) and Software Defined Networks (SDN). To achieve it, we progress on the technological systems evolution, mobile networks architecture with Open RAN, fixed networks with Open Broadband and virtualisation and softwarisation. In the Multi Edge Computing, our strategic advantage leverages key partnerships (Microsoft and Google), commercial solutions and COs to place Edge and 5G platforms. 83% of our processes are already digitalised (+1 p.p. y-o-y).
We plan to commercially launch in 2023 Static Network Slicing in our main markets with key B2B customers. As part of the leverage of our networks assets (NaaS), we have started the Open Gateway Project, in collaboration with the GSMA, testing with developers and hyper scalers the definition of compelling APIs and their implementation in our networks. We have already defined and implemented on some of our main operations (Spain, Brazil and Germany), 8 of the project APIs (ready for first pre-commercial testing) and are working on its commercial deployment during 2023.
In line with our commitment to fighting climate change, we implement efficiency projects to reduce electricity consumption, costs, and CO2 emissions. Across our core markets, Peru, and Chile, 100% of the electricity used is renewable. Elsewhere, to reduce fuel consumption, we use solar/hybrid energy in some sites and increase the procurement of renewable energy through new long-term PPAs. In parallel, we are reducing energy consumption with reduction in RAN and legacy switch-off. In Spain, 11 COs were closed in Q1 23 (2,247 since 2014), as part of the copper migration targeted for April 2024. These initiatives are part of the “Sustainable Platform Design” project. All this is helping us to achieve our goal of net-zero emissions in 2040, with an interim target of reducing scope 1+2 emissions by 90% and neutralising emissions in key markets by 2025.

Financial performance
Income Statement
In Q1 23, FX impact was positive y-o-y, +€136m on revenue and +€47m on OIBDA, mainly on the Brazilian real evolution. Including 50% VMO2 results, the FX impact amounted to €54m on revenue and €18m on OIBDA. On net debt and net debt plus leases, FX had a negative impact of €0.2bn.
Revenue grew 6.7% y-o-y to €10,045m in Q1 23. In organic terms, revenue increased 4.9% y-o-y, with service revenue and handset sales up 4.2% and 10.3% y-o-y respectively.
B2B revenue remained a key growth driver for the Group. B2B sales increased 9.0% y-o-y organic and grew at both the Corporate and SME segments. Strong performance in Brazil (above double digit) and acceleration in Germany and Hispam (mainly in SMEs). Revenue of the Tech Companies acquired over the last years (Cancom, Incremental and BE-terna) also contribute to the growth in the European footprint.
Other income reached €284m in Q1 23 vs €637m in Q1 22, which included €0.2bn from Colombia's Infraco capital gain.
Operating expenses increased 5.4% y-o-y to €7,202m in Q1 23. The negative FX impact was partially offset by lower restructuring costs y-o-y (€23m restructuring in Q1 23, mainly in Hispam). In organic terms, OpEx increased 4.2% y-o-y mainly due to higher supply costs. Personnel costs increased y-o-y and were partially offset by lower other expenses.
Impairments and losses on disposal of assets amounted to €6m in Q1 23 (€13m in Q1 22).
Operating income before depreciation and amortisation (OIBDA) decreased -2.4% y-o-y to €3,121m in Q1 23 mainly reflecting Q1 22 capital gains, partially offset by the positive FX effect and lower restructuring costs. OIBDA increased 1.1% y-o-y in organic terms and was up 2.4% in underlying terms.
OIBDA margin in organic terms was down -1.2 p.p. y-o-y to 32.1% in Q1 23.
Depreciation and amortisation was 2.0% up y-o-y to €2,151m in Q1 23, +1.5% y-o-y in organic terms.
Share of profit of investments accounted for by the equity method amounted to -€188m in Q1 23 vs +€72m in Q1 22, mainly reflecting VMO2's results, lower y-o-y primarily due to the change in fair value of derivatives.
Net financial expenses reduced -8.8% y-o-y to €266m in Q1 23 thanks to the solid position at fixed interest rates in strong currencies to face the rise in rates.
Corporate tax expenses increased 71.7% y-o-y to €162m in Q1 23, mainly due to an extraordinary positive impact from the tax provision reversal in Germany (positive outcome of the tax inspection of Group 3G UMTS), partially offset by the Colombian’s fiber sale tax effect, both in Q1 22.
Profit attributable to non-controlling interests was down -19.0% y-o-y to €57m in Q1 23 mainly due to lower profit from minority interests from T. Colombia.
Profit attributable to equity holders of the parent company amounted to €298m in Q1 23 with earnings per share of €0.04 (€706m and €0.11 in Q1 22). In underlying terms, net income totalled €563m (-21.8% y-o-y) with EPS of €0.09 (-23.4% y-o-y) after excluding -€15m of restructuring and -€250m of other impacts.

Free Cash flow
Free cash flow amounted to €454m in Q1 (€513m in Q1 22), reflecting an improvement in y-o-y organic OIBDA-CapEx and higher dividends received, partially offset by higher working capital consumption, financial, tax and lease payments.
OIBDA-CapEx totalled €2,073m in Q1 23 and increased by +2.1% y-o-y in organic terms.
CapEx amounted to €1,049m in Q1 23. It was up 3.1% y-o-y mainly due to FX moves and higher spectrum (€20m in Q1 23 -in Spain- vs €2m in Q1 22). In organic terms, it was down -0.7% y-o-y with CapEx/Revenue at 11.3%.
Working capital consumed €396m in Q1 23, mainly impacted by recurrent seasonal effects such as CapEx execution. Compared to Q1 22, working capital consumption was €150m higher, affected by the seasonality of CapEx.
Interest payments increased 19.2% y-o-y to €667m in Q1 23 due to seasonality effects and extraordinary payments. The effective cost of debt related interest payments (L12M) was 3.87% as of Mar-23.

Dividends received increased to €193m in Q1 23 (vs. €9m in Q1 22) mainly due to €185m from VMO2.
Tax payments grew 15.1% y-o-y to €126m in Q1 23 mainly due to the non-refund taxes in Spain partially offset by lower payments in Brazil and Colombia in Q1 23.
Dividends paid to minority shareholders totalled €5m in Q1 23 (€7m in Q1 22).
Lease principal payments increased +6.2% y-o-y to €623m in Q1 23 mainly due to seasonal impacts.

Funding and financing
Net financial debt was down €244m to €26,443m in Q1 23, due to a positive free cash flow generation of €454m and net financial investment collections of €407m (mainly related to net proceeds from the recovery of Telxius tax payments in advance partially offset by the acquisition of an additional stake in Telxius). Factors that increased net debt were shareholder remuneration (€324m, including coupon payments of capital instruments), labour commitment payments (€196m) and other net factors of €96m (mainly due to higher value in euros of net debt in foreign currencies).
Net financial debt including lease liabilities decreased -2.8% y-o-y to €35,061m with stable lease liabilities (-0.5% y-o-y).
Telefónica raised €1,857m long term financing in Q1, of which €1,150m at the Group and €707m equivalent at VMO2.
•In Jan-23, Telefónica launched a green hybrid bond of €1,000m and 7.25 years reset date together with a tender offer for the purchase of existing hybrid bonds with first call date in Sep-23 and Mar-24. T. Europe accepted the purchase in an aggregate principal amount of €1bn. In Feb-23, Telefónica signed a 10-year bilateral loan of €150m. VMO2 signed a USD 750m sustainable-linked term loan with maturity in Mar-31.
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €21,391m of which €11,819m correspond to undrawn committed credit lines (€11,029m maturing over 12M) and maintain long debt maturities with 2023-2026 gross debt maturities average at €3.0bn, -58% lower vs four-year average at Mar-17. As of Mar-23, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 13.2 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €992m as of Mar-23.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Key targets: Net-zero emissions by 2040, including the value chain (interim target: -90% Scope 1+2 in core markets and neutralising 10% unabated emissions by 2025). Objectives validated by SBTi; 100% renewables and zero-waste by 2030
•Q1 23 progress:
◦Reducing emissions across the value chain: final phase of fixed network migration to fibre in Spain, reducing overall environmental impact per PB (energy and other material resources) by 94%. Telefónica was ranked by CDP as a Supplier Engagement Leader (4th consecutive year) on Scope 3 emissions reduction efforts. (SDG #13)
◦Development and use of renewables, with a further 3 Distributed Generation plants in operation in Brazil in Q1 23, totalling 51 (85 planned). Additionally, 1 PPA were signed in Germany. (SDG #7)
◦Circular economy: >10k used network units sold to third parties in Q1 23 and recycling 98% of waste. (SDG #12, #13)
“S” Social: Helping society to thrive
•Key targets in 2024: Expand connectivity with >90% rural MBB coverage in core markets; 33% female executives and zero adjusted2 gender pay gap
•Q1 23 progress:
◦Connecting communities with ongoing 4G/5G and UBB/fibre rollouts, e.g., >80% pop 5G rollout in Germany & Spain; promoting affordability with expanded eligibility criteria for social tariffs in the UK. (SDG #1, #9, #10)
◦#1 in Digital Inclusion Benchmark by World Benchmarking Alliance, for 2nd consecutive year. (SDG #6, #10)
◦Driving diversity & inclusion: first VMO2 UK Gender & Ethnicity Pay Gap report published. (SDG #5, #8)
“G” Governance: Leading by example
•Key targets: Gender parity3 in top governing bodies by 2030; Zero tolerance of corruption and 30-35% financing4 linked to sustainability criteria by 2024
•Q1 23 progress:
◦Implementing best practices in Corporate Governance, with all resolutions proposed by the Board approved at the latest General Shareholder’s Meeting. (SDG #16)
◦Certified ESG management systems: ISO 14001 certificates renewed in Hispam (CHL, MEX, PER); ISO 9001 in Mexico; NCh:3262 on gender equality in Chile. (SDG #5, #13)
◦Financing linked to sustainability criteria: Leading the sector with €17bn.

2 Adjusted pay gap: equal pay for jobs of equal value
3     Parity defined as not less than 40% of each gender represented
4     Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica Q1 23 revenue	31%	of total Telefónica Q1 23 OIBDA	34%	of total Telefónica Q1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Improved commercial activity in the quarter despite tariff upgrade
•Growth y-o-y in fixed broadband accesses for the first time in 4 years and a new drop in convergent churn
•Improved year-on-year service revenue growth and OIBDA trend

Operating performance
T. España's results in Q1 23 confirmed the recovery shown in recent years, both commercially and financially, with positive net adds in the higher value accesses and improved y-o-y revenue and OIBDA trends. Service revenue accelerated its growth to 1.0% y-o-y and the decline in OIBDA slowed to -1.7% y-o-y. In a quarter with tariff repositioning (+6.8% on average in Movistar products since mid-January), the quality of the offer in a rational competitive environment has allowed convergent churn to continue to reduce in a still complex macro environment.
Likewise, our commitment to sustainability continues to promote products and services that reduce environmental impact. In March 2023 we launched an offer of refurbished Movistar handsets that contribute to the circular economy, and Eco Smart services already account for nearly 60% of the portfolio in the business segment. In line with its social commitment, Telefónica and Fundación ONCE renewed the Inserta Agreement, promoting the incorporation of people with disabilities in the Company.
Accesses (stable y-o-y) increased in Q1 23 vs. Q4 22. Both FBB and mobile contract posted its best quarterly performance since the end of pandemic (Q3 20). Net adds in fixed broadband for the 4th straight quarter (21k) led to year-on-year growth for the first time since Q2 19 (+1%), while mobile contract posted net adds for the 3rd consecutive quarter (23k). Fibre also accelerated its growth rate (+119k accesses; +80k retail) and now accounts for 89% of broadband customers out of a coverage of 28.3m premises passed as of Mar-23, reaching an uptake of 30%. TV accesses (-49k) were impacted by the increased presence of O2 in the base and the continued decline of satellite-only customers.
Convergent customers (-1% y-o-y) confirmed their improving trend (-5k in Q1 23) despite the repositioning of tariffs in January, thanks to "miMovistar" portfolio, which continues to perform well and now accounts for more than 30% of the convergent base. ARPU reached 92.6€ and grew again (+1.7% y-o-y), while churn, despite the price upgrade, improved sequentially to 0.9% (-0.1 p.p.) and year-on-year (-0.4 p.p.).

Financial performance
Revenue continued to grow year-on-year (+0.3% in Q1 23; +0.2% in Q4 22) thanks to the acceleration in service revenue (+1.0% in Q1 23; +0.6% in Q4 22), supported by the stronger retail revenue (+1.7% y-o-y; +0.8 p.p. vs Q4 22) and driven by the repositioning of tariffs, the improved commercial activity and IT revenues which maintained double-digit growth, and despite the lower wholesale revenue from football since mid Q3 22. Handset sales declined -14.0% y-o-y (-8.0% in Q4 22), maintaining an absolute level similar to that of Q4 22.
OIBDA confirmed its recovery trend (-1.7% y-o-y, +0.4 p.p. vs. Q4 22), mainly due to the higher growth in service revenues and the better evolution of costs, reflecting lower energy costs, the elimination of the fee to finance public TV and lower content costs (World Cup in Q4 22), and despite the increase in personnel costs. OIBDA margin stood at 36.1% (-0.7 p.p. y-o-y).
CapEx (+8.6% y-o-y) remained focused on the rollout of 5G and FTTH (retail copper switch-off in April 2024), while OIBDA-CapEx declined 5.4% y-o-y, leaving a cash margin of 25.1%.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica Q1 23 revenue	17%	of total Telefónica Q1 23 OIBDA	16%	of total Telefónica Q1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Good commercial traction on back of strong own brand momentum, +368k contract and +25k fixed BB net adds
•Sustained financial performance with continued healthy revenue & OIBDA growth
•Excellent progress of 5G roll-out within normalized CapEx envelope; well on track for ambition of ~90% by YE 23

Operating performance
Telefónica Deutschland had a robust start to the year, delivering another Q of good commercial traction on strong own brand performance. At the same time, the company implemented its ‘more-for-more’ strategy across all brands and portfolios; most importantly with the launch of the new ‘O2 Mobile’ portfolio in April. The new tariffs include higher data volumes and/or higher speeds while being on average priced at ~10% higher price points.
T. Deutschland’s customer service team achieved a ‘very good’ rating in the recent connect magazine’s hotline test and widened the gap vs the third placed German MNO. In parallel, the company made good progress with its 5G network roll-out with a focus on network densification both, in cities and rural areas, to further improve the 5G customer experience. In Q1 23, ~1k of additional 5G sites went live, taking T. Deutschland’s 5G pop coverage to >82%; well on track to deliver ~90% of 5G pop coverage by year-end 2023.
T. Deutschland again improved its S&P score (65/100 in 2023 vs. 57/100 in 2022) and ranks in the TOP 12% of the 181 telecoms companies surveyed worldwide. Top score and leader in industry comparison in the Social and Environmental Reporting categories.
Mobile contract delivered +368k net adds (+287k in Q1 22; +264k in Q4 22), with the continued high O2 brand appeal driving gross add momentum. Contribution of partner brands remained solid. Churn rates returned to low levels achieved prior to the EECC implementation in the German market. O2 contract churn improved 0.2 p.p. y-o-y to very low rates of 1.0% in Q1 23, reflecting commercial success (network and service quality and strong brand attractiveness).
O2 contract ARPU was up +0.5% vs. Q1 22 due to the popularity of high value tariffs while slightly offset by the further reduction of MTRs as of 1 January 2023.
Mobile prepaid recorded 353k net disconnections (-100k in Q1 22) driven by usual seasonality in combination with the ongoing German market trend of prepaid to postpaid migration.
Fixed broadband delivered +25k net adds (-10k in Q1 22) reflecting the ongoing success of T. Deutschland’s technology agnostic O2 my Home tariff portfolio and churn returning to the low levels reported prior to the EECC implementation in the German market.

Financial performance
Revenue posted strong growth at +8.0% y-o-y in Q1 23 (+6.6% y-o-y in Q4 22) driven by sustained mobile revenue momentum (+8.6% y-o-y) on the back of strong own-brand performance and a solid contribution from partners, more than offsetting the negative impact from the MTR glidepath. Handset sales had another record Q, +23.6% y-o-y in Q1 23 (+3.4% in Q4 22) fuelled by ongoing customer demand for 5G enabled devices and good availability of high value handsets in combination with an ongoing trend towards longer-term ‘O2 myHandy’ contracts.
OIBDA up +1.7% y-o-y in Q1 23 (+6.6% y-o-y in Q4 22). Improved operational leverage mainly in mobile was partly offset by anticipated inflationary cost pressures versus Q1 22 which e.g. still benefited from energy supplies at prior year pricing. As a result, OIBDA margin stood at 29.5% (-1.8 p.p. y-o-y), mainly on the particular strong growth of broadly margin neutral handset revenues.
Post the successful completion of its 3-year ‘investment for growth’ programme, T. Deutschland returned to a normalised CapEx/Sales. Q1 23 CapEx -7.2% y-o-y with a CapEx/Revenue ratio of 11.7%. Consequently, OIBDA-CapEx was up 8.6% y-o-y in Q1 23 and OIBDA-CapEx/Revenue reached 17.8%, +0.1 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica Q1 23 revenue	14%	of total Telefónica Q1 23 OIBDA	10%	of total Telefónica Q1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Revenue growth of +3.9%: underpinned by Nexfibre contribution and mobile revenue growth
•Resilient trading performance with a growing customer base of 58m (+3% y-o-y)
•We remain on track to deliver over 50% of run-rate £540 million synergies by YE 23

Operating performance
Virgin Media O2 (VMO2) has delivered a solid first quarter, with a resilient trading performance and accelerated long term growth drivers. The Company has continued its integration, with the start of the migration of Virgin Mobile customers to O2, which is targeted to complete by YE 23. Q1 23 was the first full quarter of network rollout on behalf of Nexfibre, and delivery is being prepared to ramp up through the year.
The fixed footprint deployment advanced, continuing to connect communities, with 108k PPs in Q1 23. The upgrade of the existing network to full fibre continues to be on track.
VMO2, supporting humanitarian charity Jungala, helped provide internet connectivity to aid the relief efforts in the countries impacted by the earthquake in Turkey. For customers, the eligibility for the Essential Broadband social tariff was extended, which increased accessibility and allowed 9.7m people access to broadband at a reduced price of £12.50. Access to mobile was also stepped up, with the opening of the 100th National Databank with Good Things Foundation.
The contract mobile base declined by 21k in Q1 23 (+11k in Q1 22), driven by seasonal increased activity at the lower end of the market while O2 mobile contract churn was stable y-o-y and remained at low levels of just 1.0%.
In Q1 23, IoT accesses grew by +425k (+364k in Q1 22), contributing to an overall mobile base growth.
Fixed broadband net additions totalled +29k in Q1 23 (-1k in Q1 22), driven by the continued demand for fast and reliable connectivity.

Financial performance
Revenue grew by 3.9% y-o-y in Q1 23 (+0.4% y-o-y in Q4 22), with +3.4% y-o-y increase in mobile revenue (+1.8% in Q4 22) driven by a rise of 8.3% y-o-y in handset sales and a continuation of service revenue growth. Fixed revenue declined -4.8% y-o-y in Q1 23 (-2.2% y-o-y in Q1 22) due to a lower ARPU alongside continued decline in B2B. The sequential improvement has been impacted by an increase in other revenue, driven by Nexfibre.
OIBDA grew by 1.4% y-o-y in Q1 23 (+9.9% y-o-y in Q4 22), with key driver of growth for the period being the realisation of synergies partially offset by energy costs. The sequential slowdown in y-o-y variation was due to worse comparables in marketing costs and Virgin Mobile MVNO base migration. In addition, our fixed price rise will be effective in Q2 23 whereas last year it took place in Q1 22.
OIBDA margin stood at 34.6% in Q1 23 (-0.9 p.p. y-o-y).
CapEx increased 1.3% y-o-y in Q1 23 as the Company continued to invest in its fixed and mobile infrastructure. As a result, OIBDA-CapEx was up 1.4% y-o-y with OIBDA-CapEx/Revenue down -0.4 p.p y-o-y to 15.2%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

20%	of total Telefónica Q1 23 revenue	25%	of total Telefónica Q1 23 OIBDA	27%	of total Telefónica Q1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Mobile market share of 39.0% (+1 p.p. since Oi mobile assets acquisition; 43.7% in contract, +2 p.p.)
•Acceleration in revenue growth to 12.1% y-o-y (the highest in the last 10 years)
•OIBDA-CapEx grew 22.7% y-o-y, reflecting revenue performance and CapEx decline

Operating performance
On ESG, Vivo is recognised as Supplier Engagement Leader by the CDP, thanks to actions like Supply Chain Carbon Programme, which has involved more than 100 partners with CO2 intensive operations.
In addition, the commitment to the environment has been reinforced, with the inauguration of 3 new renewable energy plants, already reaching 51, in line with the target of 85 in the scope of the Distributed Generation Programme.
Vivo continued to strengthen its ecosystem of B2C services, highlighting financial services (mainly thanks to Vivo Money and insurance) and Video OTT, which already has more than 2m subscriptions. Additionally, the Vida-V (health and well-being) and Viva E (e-learning) services launched in March 2023 are already in operation.
T. Brasil accesses grew +12% year-on-year thanks to contract accesses (+15%) and FTTH (+17%).
In mobile, Vivo continues increased tariffs progressively in a more rational environment. Contract churn fell to historically low levels of 1.1% (-0.1 p.p. y-o-y). In March, 0.5m of inactive prepaid accesses acquired from Oi were disconnected, with no impact on revenue.
In fixed, the Company strengthened its leadership thanks to its quality value proposition and differential fibre services. FTTH connections reached 5.7m, 17% more than in Mar-22 thanks to the deployment of FTTH PPs (24.4m, 4m PPs passed in LTM); up-take remains stable y-o-y at 23%.

Financial performance
Revenue growth y-o-y accelerated to double-digit for the fourth consecutive quarter (+12.1% Q1 23 vs. +10.1% in Q4 22) thanks to higher accesses, progressive tariff upgrades and the good performance of digital services.
Digital B2B revenue accounted for more than 6% of total revenues in Q1 23. Mobile revenue increased 16.3% y-o-y, due to service revenue (+15.9% y-o-y) and handset sales (+20.6% y-o-y) while fixed revenue grew +3.5% y-o-y, the highest rate since Q3 15.
OIBDA grew 9.5% in Q1 23 (+6.6% in Q4 22) thanks to revenue growth and the boost from efficiencies that offset higher expenses associated with lower margin services such as digital services and handset sales. OIBDA margin stood at 40.5% (-0.9 p.p. vs. Q1 22).
CapEx in Q1 23 was 10.3% lower y-o-y, in line with the target of bringing it down below BRL9bn by 2023, and OIBDA-CapEx up 22.7% y-o-y.

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Continued market outperformance supported by larger scale and capabilities
•Double-digit revenue growth ambition for 2023
•Strong market position supported by new recognition from clients, strategic partners, and Industry Analysts

T. Tech continued to deliver outstanding growth in Q1 23, proving the benefits of its consolidation as a leading provider of NextGen solutions, with large scale and differential capabilities. The company’s main asset is its people, and therefore it is committed to growing their skill sets, whilst also attracting and retaining the best talent.
Its highly skilled and diversified team of ~6.2k professionals (>60 nationalities, ~4k certifications in strategic partners’ technologies) mostly located in Europe (~80%) provides a differential customer journey across its hubs in Spain, UK, Central Europe & Americas. This allows T. Tech to deliver a trustful migration from traditional comms & IT services to NextGen IT solutions. Leveraging T. Tech, Telefónica’s position in the B2B large global deals category has improved, to enter the first division of telcos providing IT services, after years of steady progress from a regional player to a super-regional operator (according to the OMDIA's Telco Global Services Outlook 2023).
T. Tech has an excellent track record in delivering innovative IT solutions and services while exceeding customer expectations. Its capabilities were recognised in Q1 23 by key partners such as Checkpoint (“Relevant Partner of the Year awards”), Genesys and Netskope, and also by Industry Analysts like GlobalData (“Managed Security Services” and” Private LTE/5G Network Services”), Cloudtango (“Listed in Global 100 Managed Service Providers“) and Frost Radar (Listed in TOP 12 Americas Managed Security Services”).

Operating performance
Commercial performance maintained a positive trend (bookings c. +40% in the L12M) and generated a solid funnel.
T. Cybersecurity & Cloud Tech:
•Solid commercial activity with strong growth in the European footprint (+4.5k new contracts in Q1 23).
•Reinforced credentials by increasing partners’ accreditations: from Google Cloud “Distinction as Partner Specialised in Application Development and Infrastructure”; from AWS “AWS Partner Network Certification Distinction”.
•Pilot of AWS Wavelength Zone in Madrid. This pilot allows companies to easily test use cases that require low latency, which is provided by the integration of AWS compute and storage services in facilities located at the Edge of Telefónica’s network.
T. IoT & Big Data Tech:
•Strong commercial momentum on high demand from Utilities, Mobility, Retail, and Public Sector.
•New partnerships: with AWS to offer solutions of “Integrated Private Wireless” in the frame of Edge & 5G automation (to optimize customers’ operations); with Hitachi Vantara (to create a pool of operational and IT capabilities) and with expert.ai (for digital transformation through natural language processing).
•Showcased innovative solutions at MWC 2023; Industry 4.0 Digital Twin, Smart Agro, AI Video Analytics and Computer Vision alongside AWS.

Financial Performance
Revenue reached €429m in Q1 23, growing +43.5% y-o-y (+27% in constant perimeter, more than twice the market growth). T. Tech is increasing its scale and progressively transforming its revenue mix, as reflected in the increased weight of revenue from managed & professional services and own platforms, and the improved geographic profile (>85% revenues from hard currency countries).
Revenues from both T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech outperformed the market and reached €372m (+39.1% y-o-y) and €59m (+82.4% y-o-y), respectively.

TELEFÓNICA INFRA

Key Messages
•Consolidating leadership in FibreCos and critical infrastructure
•Execution and growth on fibre vehicles already covering 15m5 PPs in underserved and/or low-density areas
•Telxius' robust financial performance with the fifth quarter in a row growing OIBDA6 by +6.0% in Q1 23 y-o-y org

Operating performance
T. Infra: Boosting inclusive and sustainable progress
T. Infra combines the best infrastructure portfolio, with investments in high demand assets including fibre to the home, data centres and submarine cable. It leverages on Telefónica’s scale and experience to deploy telco infrastructure, accelerating the reach of digital networks within the Group’s footprint whilst providing long-term investors a compelling proposition in the digital and green realm.
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%), deployment is progressing as planned and has already met more than 80% of its target to pass 5m FTTH PPs by YE 2024. Bluevía is successfully driving digital development by using fibre to connect businesses and people throughout Spain.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), continued to promote MoU sign-ins, with more than 870k premieses as of end of Mar-23, while projects under construction are increasing.
In the UK, Nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%), since its closing on Dec-22, is scaling up the team, processes, and interaction with VMO2 whilst executing its deployment strategy as planned (target of 5m premises with FTTH by 2026 and option to expand to an additional c. 2m).
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) reached 4.3m PPs as of Mar-23, is present in 151 cities in 22 Brazilian states and is providing connectivity through shared network infrastructure with best-in-class quality standards.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) and ONNET Fibra Colombia (KKR 60% and T. Colombia 40%) are the largest neutral wholesale FTTH providers in their respective countries. In Chile (initial 3.5m PPs target reached in Q3 22 ahead of time), was increased to 3.7m PPs in Mar-23. The regulatory and competition approvals to close the agreement with Entel are expected in H2 23. In Colombia, the InfraCo continues to exceed expectations by passing 2.6m PPs.
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) continued focused on growth, leveraging on its top tier data centres and being a benchmark for Hyperscalers in the country.
Telxius: Next-Generation Subsea Cables
Early in the quarter, Telxius and América Móvil announced the deployment of Tikal (by Telxius), a new ultrahigh capacity subsea cable to link Guatemala and the US, featuring an initial estimated capacity of 190 Tbps. The cable serves a key route in the Caribbean with the highest levels of service, reliability, and security. The supply contract is already in force with ASN and provides options to increase capacity and to incorporate additional branching units to serve other destinations. Since 2018, Telxius has added 7 new generation subsea cables on both sides of the Atlantic to its network, increasing its footprint from around 31,000km to more than 82,000km. This improves the ratio of services delivered on its own infrastructure, reaching more than 80% in the last 12 months, which facilitates the management of services that guarantee a better quality for its clients.
During Q1 23, Telxius posted healthy financials, with revenue growing +4.7% y-o-y organically (+8.4% reported) and OIBDA growth of +6.0% organic (+10.4% reported) thanks to continuous cost management, delivering an OIBDA margin of 54.2% (+0.7 p.p. y-o-y organic). Traffic increased by +15% y-o-y (+7 p.p. vs Q1 22) during the same time.

5     Included in the total Group´s FTTH PPs
6    Constant perimeter (excluding Tower business)

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica Q1 23 revenue	11%	of total Telefónica Q1 23 OIBDA	12%	of total Telefónica Q1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Differential and sustainable growth model, focused on digital services and profitability
•Revenue +1.6% and OIBDA -3.9% y-o-y impacted by Chile (FiberCo model and increased commercial activity)
•Better evolution of OIBDA expected in H2 23; ambition to grow in 2023 in OIBDA-CapEx

Operating performance

T. Hispam keeps people at the core of its strategy and thus continues to seek viable and long-term alternatives to advance digitalisation, affordable and quality connectivity in the countries of the region.
In mobile, growth in contract accesses in main countries continued, mainly in Mexico (+13% y-o-y) and Colombia (+7%).
In fixed, strong growth of FTTH connections (186k in Q1 23) was maintained, mainly due to the deployment of the InfraCos in Chile and Colombia. PPs passed with FTTH amounted to 17.6m after deploying 4m in the last twelve months.
Chile's InfraCo, which reached the initial target of 3.5m PPs in Q3 22 with FTTH and already reached 3.7m PPs. The Company expects to obtain the approval of the Chilean competition agency to close the agreement with Entel during 2H 23 (+1.2m PPs with FTTH from Entel as well as a wholesale agreement between both companies). In Colombia, the InfraCo continues to beat initial expectations and reached 2.6m PPs with FTTH. Furthermore, both companies continue to make progress in reaching wholesale agreements, thus increasing their profitability (Direct TV and Entel in Chile and Liwa in Colombia).

Financial performance
Revenue grew 1.6% y-o-y in Q1 23 driven by handset sales (+3.7%) and service revenue (+1.2%) thanks to the good performance in Colombia (+9.1%) and in Chile (+6.4%). Revenue in reported terms up +4.1%, positively impacted by the y-o-y appreciation of the main Latin American currencies.
OIBDA fell 3.9% in Q1 23 mainly because of Chile and to a lesser extent Peru. Chile's performance reflected the increased commercial activity and the FiberCo business model (higher OpEx, linked to the acceleration of the growth of the FTTH accesses, and lower CapEx). The rest of the countries posted y-o-y OIBDA growth.
The y-o-y reported OIBDA in Q1 23 was impacted by the capital gain associated with the sale of 60% of InfraCo in Colombia (+€184M) in Q1 22. Likewise in Q1 23, €22m of personnel restructuring expenses have been recorded in Argentina (-€41m in Q1 22 also in Argentina).
OIBDA margin stood at 18.3% in Q1 23 (-1.1 p.p. y-o-y).
OIBDA-CapEx decreased by 5.6% as a result of lower OIBDA with CapEx stable (+0.7%).

Evolution by Country
•Chile: Revenue growth accelerated y-o-y to 6.4% thanks to the FBB differential value proposition (95% of total FBB accesses), B2B projects and the tariff update in Q1 23. OIBDA declined -15.5% y-o-y was affected by higher commercial expenses and the FiberCo business model.
•Perú: Results are impacted by the difficult social and economic backdrop and the competitive environment. Revenue declined -8.2% y-o-y and OIBDA -3.3% (cost efficiency measures partially reduced the impact of lower revenue). In the context of the recent rains emergency in the northern and central coast of Peru, the company activated its Contingency Plan, providing the necessary resources to ensure service.

•Colombia: Revenue and OIBDA growth of +9.1% and +1.3% y-o-y respectively thanks to sustained commercial momentum in value accesses, tariff increases and digital businesses despite the commercial impact on operating expenses. First company in Colombia to achieve for the second time the Equipares Gold Seal certification (eliminating wage and employment discrimination against women).
•México: Strong commercial performance, mainly in contract (accesses +13% y-o-y), led to revenue growth of +1.5% despite lower interconnection tariffs. OIBDA (+13.4% y-o-y) was impacted by the last mile capacity access agreement (100% of traffic migrated since Q3 22 vs. 61% in Q1 22) and by the savings associated with the access network shutdown. The Company ranks first in the sector in the MERCO ESG Reputation Monitor for environmental, social and corporate governance management.
•Argentina: Maintained good commercial performance, mainly in contract and FTTH in a more rational market environment. Revenue growth accelerated y-o-y to +82.6% in local currency in Q1 23 and OIBDA grew +68.1%. The Company reached 1m accesses connected with fibre. At MWC, Movistar was recognised as the fastest internet service provider in Argentina (Speedtest Award from Ookla, global leading network tester). Q1 23 concluded with 53 people with disabilities in the workforce.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	Q1 23	Q1 22	y-o-y % Chg Reported

Revenue	10,045	9,410	6.7
Other income	284	637	(55.4)
Operating expenses	(7,202)	(6,836)	5.4
Impairments & losses on disposal of assets	(6)	(13)	(54.7)
Underlying operating income before D&A (OIBDA)	3,145	3,071	2.4
Operating income before D&A (OIBDA)	3,121	3,199	(2.4)
OIBDA Margin	31.1%	34.0%	(2.9 p.p.)
Depreciation and amortisation	(2,151)	(2,109)	2.0
Operating income (OI)	970	1,090	(11.0)
Share of profit (loss) of investments accounted for by the equity method	(188)	72	c.s.
Net financial income (expense)	(266)	(292)	(8.8)
Profit before taxes	516	870	(40.7)
Corporate income tax	(162)	(94)	71.7
Profit for the period	354	776	(54.4)
Attributable to equity holders of the Parent	298	706	(57.9)
Attributable to non-controlling interests	57	70	(19.0)
Weighted average number of ordinary shares outstanding during the period (millions)	5,682	5,769	(1.5)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.04	0.11	(64.0)
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.09	0.12	(23.4)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June 2022, were taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€66m in Q1 23 and €51m in Q1 22), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Mar 23	Dec 22	% Chg vs. Dec

Non-current assets	86,635	87,053	(0.5)
Intangible assets	11,721	12,017	(2.5)
Goodwill	18,611	18,471	0.8
Property, plant and equipment	23,628	23,714	(0.4)
Rights of Use	8,378	8,279	1.2
Investments accounted for by the equity method	11,330	11,587	(2.2)
Financial assets and other non-current assets	8,130	8,101	0.4
Deferred tax assets	4,837	4,884	(1.0)
Current assets	21,692	22,589	(4.0)
Inventories	1,611	1,546	4.2
Receivables and other current assets	9,119	9,134	(0.2)
Tax receivables	1,373	2,213	(37.9)
Other current financial assets	2,245	2,444	(8.1)
Cash and cash equivalents	7,337	7,245	1.3
Non-current assets and disposal groups held for sale	7	7	0.3

Total Assets = Total Equity and Liabilities	108,327	109,642	(1.2)

Equity	30,121	31,708	(5.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	24,033	25,088	(4.2)
Equity attributable to non-controlling interests	6,088	6,620	(8.0)
Non-current liabilities	53,818	54,834	(1.9)
Non-current financial liabilities	33,978	35,059	(3.1)
Non-current lease liabilities	6,610	6,657	(0.7)
Payables and other non-current liabilities	3,751	3,546	5.8
Deferred tax liabilities	3,081	3,067	0.5
Non-current provisions	6,397	6,505	(1.7)
Current liabilities	24,388	23,100	5.6
Current financial liabilities	4,207	4,020	4.7
Current lease liabilities	2,035	2,020	0.8
Payables and other current liabilities	15,011	13,509	11.1
Current tax payables	1,655	1,920	(13.8)
Current provisions	1,480	1,631	(9.3)
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €1,119m, €2,195m included as financial liabilities and €3,314m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	Q1 23	Q1 22	y-o-y % Chg

Cash received from operations	12,070	11,434
Cash paid from operations	(9,169)	(8,770)
Net payments of interest and other financial expenses net of dividends received	(474)	(551)
Taxes proceeds/(paid)	(126)	(110)
Net cash flow provided by operating activities	2,301	2,003	14.9

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(1,402)	(1,104)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	948	91
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	262	1,465
Government grants received	8	—
Net cash flow used in investing activities	(184)	452	c.s.

Dividends paid	(145)	(38)
Proceeds from share capital increase with minority interest	114	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(635)	(119)
Operations with other equity holders (1)	(126)	(116)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	915	664
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,496)	(2,754)
Lease Principal Payments	(623)	(586)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(32)	(230)
Net cash used in financing activities	(2,028)	(3,179)	(36.2)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	3	256
Net increase (decrease) in cash and cash equivalents during the year	92	(468)	c.s.

Cash and cash equivalents at the beginning of the period	7,245	8,580
Cash and cash equivalents at the end of the period	7,337	8,112
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx. OIBDA is also defined on consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. On December 31, 2022, the classification of these derivatives in the debt indicators was revised, and these are now presented together with the "net commitments related employee benefits". This change in the presentation allows to include in the same section the economic underlying and the derivative associated with the hedged risk. So that, the effects on the underlying and the economic hedge are offset, avoiding distortions due to being registered under different headings, particularly at times of strong volatility, as has occurred in recent months compared to previous years. The totals of "net financial debt plus commitments" and "net financial debt plus leases plus commitments" are not affected by this presentation change. The new criteria was applied retrospectively. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets. On December 31, 2022, Others liabilities included in "Payables and other current liabilities" and Others assets included in "Receivables and other current assets" were reviewed, including non-material changes in the customer financing of terminal sales and applied retroactively to the net financial debt figures.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of March 2023 can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx. Net financial debt is also defined in the consolidated financial statements of the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2.
b)Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx. Free cash flow is also defined in the consolidated financial statements of the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2023/2022 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2022. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx. The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2022 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/02/rdos23t1-data.xlsx.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for year 2022 submitted to the CNMV, in Note 2, page 13, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 11, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer